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Cameco Reports Q2 Earnings from Bruce Power

Saskatoon, Saskatchewan, Canada, July 23, 2004 . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Cameco Corporation today announced its interest in the Bruce Power Limited Partnership will contribute $45 million of pre-tax earnings ($30 million after tax or $0.52 per share) to its second quarter results. This is an increase from the second quarter of 2003 in which Cameco’s share of Bruce Power pre-tax earnings was $17 million ($11 million after tax or $0.20 per share).

For the first six months of the year, Bruce Power will contribute $91 million of pre-tax earnings ($60 million after tax or $1.06 per share). This is an increase from the first half of 2003 in which Cameco’s share of Bruce Power pre-tax earnings was $66 million ($44 million after tax or $0.79 per share). Cameco holds a 31.6% interest in Bruce Power.

“Increased earnings from Bruce Power reflect the additional electricity generation from the two Bruce A units which were refurbished and brought online in late 2003 and early 2004,” said Jerry Grandey, Cameco’s president and chief executive officer. “From the beginning of our partnership, all of Bruce Power earnings have been reinvested in increased performance and plant refurbishment. Today, we, and the province of Ontario, are seeing the benefits of Bruce Power’s capital investment program.”

Cameco is reporting its share of Bruce Power results today to co-ordinate with the announcement of TransCanada Corporation’s second quarter results, which also included earnings from Bruce Power.

Reporting of Cameco’s full second quarter results has been rescheduled to July 30, 2004 to coincide with the first release of quarterly results by Centerra Gold Inc., which now holds Cameco’s gold assets. The new Canadian-based gold company completed its initial public offering on June 30, 2004 and began trading on the Toronto Stock Exchange that day.

Highlights

Bruce Power Limited Partnership (100% basis)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30/04	June 30/03	June 30/04	June 30/03
Output (terawatt hours)	9.4	5.3	17.4	12.1
Capacity factor (%)[1]	92	77	86	88
Realized price ($ per MWh)	46	45	47	52
($ millions)
Revenue	434	244	833	642
Operating costs	286	210	536	403
Earnings before interest and taxes	148	34	297	239
Interest	15	15	33	32
Earnings before taxes	133	19	264	207
Cash from operations	189	106	293	284
Capital expenditures (including sustaining capital)	73	160	179	292

1	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

In the second quarter of 2004, Bruce Power generated cash from operations of $189 million compared to $106 million in the second quarter of 2003. For the first half of 2004, Bruce Power generated $293 million compared to $284 million during the same period in 2003.

Capital expenditures for the second quarter of 2004 totalled $73 million compared to $160 million during the same period in 2003. For the first six months of 2004, capital expenditures were $179 million compared to $292 million in the first half of 2003. As previously reported, Bruce Power’s 2004 capital expenditure program is expected to total $400 million, of which $280 million is for the six operating reactors and infrastructure projects plus $120 million for sustaining capital and site service support areas.

Cameco’s Earnings from Bruce Power

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
($ millions)	June 30/04	June 30/03	June 30/04	June 30/03
Bruce Power’s earnings before taxes (100%)	133	19	264	207
Cameco’s share of pre-tax earnings before adjustments	42	6	83	53
Adjustments:
Sales contract valuation	5	6	10	8
Interest capitalization	—	4	2	5
Interest income on loan to Bruce Power	2	3	4	3
Fair value increments on assets	(4)	(2)	(8)	(3)
Pre-tax earnings from Bruce Power	45	17	91	66

Second Quarter
Q2 Earnings
For the second quarter, Bruce Power earnings before taxes were $133 million compared to $19 million in 2003. The increase in earnings was attributable to higher output quarter over quarter. For the three months ended June 30, 2004, Cameco’s pre-tax earnings from Bruce Power amounted to $45 million compared to $17 million in 2003.

Q2 Output
During the second quarter, the Bruce Power units generated 9.4 terawatt hours (TWh) of electricity representing a capacity factor of 92%. This output includes unit A3 for the full quarter and unit A4 up to May 22, 2004. In the second quarter of 2003, only the B units were operational and they generated 5.3 TWh representing a 77% capacity factor.

There was one scheduled outage for unit A4, which began on May 22, 2004 and ended on July 2, 2004 when it came back in service. There was only one unplanned outage during the second quarter of 2004. Unit B8 was down for two days in April due to a faulty valve.

Q2 Price
For the second quarter, Bruce Power’s revenue increased to $434 million from $244 million in 2003. This can be attributed primarily to higher output noted above.

The realized price achieved from a mix of contract and spot sales averaged $46 per megawatt hour (MWh) during the second quarter of 2004 compared to $45 per MWh during the same period in 2003.

During the quarter, the Ontario electricity spot price averaged almost $47 per MWh compared to $48 per MWh during the second quarter of 2003.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed-price sales contracts. During the second quarter of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 70% in the same period in 2003.

Cameco provides guarantees to customers under these contracts of up to $123 million. At June 30, 2004, Cameco’s actual exposure under these guarantees was $69 million. In addition, Cameco provides financial assurances for other Bruce Power commitments, which totalled about $82 million at June 30, 2004.

Q2 Costs
Output was up 77% while operating costs (including depreciation and amortization) of $286 million were higher by almost 36% on a quarter-over-quarter basis. This was primarily as a result of moving toward a six-unit operational site and the resulting increase in staff and material costs. In the second quarter of 2003, staff costs related to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased on a quarter-over-quarter basis as a result of bringing two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost in the second quarter of 2004 was $30 per MWh, 25% lower than in the second quarter of 2003. This decrease was primarily due to higher output plus lower costs as a result of fewer planned maintenance outages on a quarter-over-quarter basis.

Year to Date (YTD)
YTD Earnings
For the six months ended June 30, 2004, Bruce Power earnings before taxes were $264 million compared to $207 million in 2003. The increase in earnings can be attributed to higher electricity generation in the first half of 2004 compared to the same period in 2003. Year to date, Cameco’s earnings from Bruce Power amounted to $91 million compared to $66 million for the same period in 2003.

YTD Output
For the first six months of the year, the Bruce Power units achieved a total capacity factor of 86%, down marginally from 88% in the same period last year. These units produced 17.4 TWh during the first half of the year, a 44% increase over the same period last year, reflecting the addition of the two A units as well as the 3% or 26 megawatt (MW) increase on Bruce B unit 6 achieved through fuel reconfiguration.

YTD Price
For the first six months of 2004, generation revenues totalled $833 million, up 30% compared to the first half of 2003. During this period, Bruce Power’s realized price averaged $47 per MWh from a mix of contract and spot sales, a 10% decrease over the same period last year. The Ontario electricity spot price averaged about $51 per MWh during the first half of the year compared to $61 per MWh a year ago.

During the first half of 2004, about 45% of Bruce Power’s output was sold under fixed-price contracts compared to 62% in the same period in 2003.

YTD Costs
For the first half of 2004, operating costs (including depreciation and amortization) were $536 million, 33% higher than the same period in 2003. This was primarily as a result of moving towards a six-unit operational site and the resulting increase in staff and material costs. In the first half of 2003, staff costs attributed to the Bruce A restart were capitalized to the project. In addition, depreciation costs and supplemental rent also increased year over year as a result of bringing the two Bruce A units into service.

About 95% of Bruce Power’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per unit basis, the operating cost was $31 per MWh in the first half of 2004, a decrease of 6% compared to the same period in 2003.

Bruce Power Outlook for the Year
The planned outages for Bruce Power’s reactors remain the same as reported in the previous quarter as follows:

•	all four B units are scheduled to be down for about one month to inspect the vacuum building in the fall of 2004,

•	one B unit is scheduled for a maintenance outage concurrent with the vacuum building inspection and is expected to be out of service for two to three months, and

•	an outage for one B unit originally scheduled for 2004 is now planned for 2005.

The vacuum building outage to conduct safety tests is mandated by the Canadian Nuclear Safety Commission. Bruce B’s last vacuum building outage was in 1992.

The aggregate capacity factor for the year is now expected to slightly exceed 80%.

Bruce Power’s revenue is expected to increase in 2004 due to having six units in operation this year compared to four units in 2003. Margins are also expected to be somewhat higher than in 2003. The improved margins depend upon the successful completion of the planned outages and the spot price performance in the second half of the year.

Bruce Power’s anticipated contribution to Cameco for 2004 could be significantly impacted if the aggregate capacity factor is less than expected due to planned outages for the remainder of 2004 extending significantly beyond their scheduled periods or if there are one or more unplanned outages which, in aggregate, are for an extended period.

Bruce Power Outlook for the Third Quarter
The planned month-long maintenance outage for all four B units is scheduled to begin in late September and end in the fourth quarter. This is expected to reduce third quarter output by about 10% compared to the second quarter. The benefit of an expected increase in the electricity spot price is likely to be offset by higher maintenance costs associated with the outage. Together, these factors are anticipated to decrease Bruce Power’s earnings in the third quarter compared to the second quarter.

Electricity Price Sensitivity Analysis
At the end of the quarter, approximately 43% of Bruce Power’s planned output for the remainder of 2004 was under fixed-price contracts. A $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $2 million.

Ontario Energy Bill (Bill 100)
In June 2004, the Ontario government tabled legislation outlining broad plans to restructure the electricity sector to address the widening gap between supply and demand in the province. Bill 100 details a range of measures intended to encourage private investment, maintain price stability and construct or conserve 25,000 MW of capacity by 2020.

The bill would allow the government to intervene in the market by setting prices paid to generators based on variables including the method of generation and the amount of electricity produced.

The bill includes a requirement that the Independent Electricity System Operator (previously the Independent Electricity Market Operator) ensure that power users pay the true cost of electricity taking into consideration the mix of regulated and market prices paid to generators. Public consultation on the bill is scheduled for August. Legislative committees will likely review it during the fall. Cameco will continue to monitor the process and the potential impact on Bruce Power.

Cameco Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Information
Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Investor & media inquiries:	Alice Wong (306) 956-6337
Media inquiries:	Lyle Krahn (306) 956-6316